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Writer’s Direct Voice: (650) 815-2640
Writer’s Direct Fax: (650) 815-4653
Writer’s e-mail: llehot@sheppardmullin.com

VIA EDGAR AND OVERNIGHT DELIVERY

February 27, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:                                         Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Re:                             RealD Inc.
Form 10-K for the fiscal year ended March 25, 2011

Filed June 10, 2011

Form 10-Q for the period ended December 23, 2011

Filed February 1, 2012

File No. 001-34818

Dear Mr. Spirgel and Mr. Pacho:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended March 25, 2011 (the “Form 10-K”) and the quarterly report on Form 10-Q for the period ended December 23, 2011 (the “Form 10-Q”) of RealD Inc. (the “Company”) in a letter dated February 17, 2012. The Company has considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.  The number of the response and heading is set forth below and corresponds to the numbered comment and heading on the letter from the Staff.  For convenience, the text of the Staff’s comment appears in italics.

Form 10-Q for the period ended December 23, 2011

Note 8, Income taxes, page 13

1.                                      We refer to your disclosure indicating you determined a valuation allowance should be provided for substantially all of the net deferred tax assets. We see that for the nine months ended December 23, 2011, you reported pre-tax income of $38.5 million and as of March 25, 2011, reported a net operating loss deferred tax asset of $25.6 million. Please help us better understand the analysis you performed in reaching the conclusion that it was not appropriate to release a portion of your valuation allowance. In that regard:

•                  provide your taxable income or loss for the last three fiscal years and nine months ended December 31, 2011;

•                  tell us the expiration dates of your loss carryforwards and how much of the loss carryforwards you anticipate utilizing when you file your 2011 tax returns;

•                  describe the positive and negative evidence you evaluated, including how you considered and weighted that evidence under the requirements of FASB ASC 740-10-30-16 to 25; and

•                  tell us whether you are projecting future taxable income and the basis for your assumptions.

Response:  The Company has carefully reviewed the Staff’s comment and supplementally advises the Staff that it reviews the need for a valuation allowance on a quarterly basis, and is providing the following supplemental information to the Staff to assist the Staff in understanding the analysis performed by the Company in reaching the conclusion that it was not appropriate to release a portion of its valuation allowance during the period ended December 23, 2011.

The accounting requirements for deferred tax assets are set out in ASC 740, “Income Taxes,” which establishes a “more likely than not” threshold for recognizing deferred tax assets. As required by ASC 740, the Company performed its analysis on a jurisdictional basis and considered the following four sources of taxable income in assessing the need for a valuation allowance against deferred tax assets:

•                  Future reversals of existing taxable temporary differences (deferred tax liabilities)

•                  Taxable income in prior eligible carryback year(s)

•                  Tax-planning strategies that would, if necessary, be implemented

•                  Future taxable income exclusive of reversing temporary differences and carryforwards

The existence of taxable income in carryback years and future reversals of existing taxable temporary differences are matters of fact. However, the evaluation of the other two sources of taxable income — projections of future taxable income and the identification and assessment of available tax planning strategies — requires significant judgment that is based on weighting of all available evidence, both positive and negative.  The Company has considered and discussed below the relevant sources of income when assessing the need for a valuation allowance against deferred tax assets as of December 31, 2011.

As prescribed by ASC 740-270-25-7, the tax effect of a change in the beginning-of-the-year balance of a valuation allowance caused by a change in judgment about the realizability of the related deferred tax asset that results from changes in the projection of income expected to be available in future years should be recognized in full in the interim period in which the change in judgment occurs. A change in judgment about the realizability of deferred tax assets resulting from changes in estimates of current-year ordinary income and/or deductible temporary differences and carryforwards that is expected to originate in ordinary income in the current year should be considered in determining the estimated annual effective tax rate. The change in judgment should not be recorded discretely in the interim period in which it changes.

BACKGROUND INFORMATION

The Company supplementally advises the Staff that its deferred tax assets and liabilities as of March 25, 2011, as well as those projected for the year ending March 2012 are as follows:

	ACTUAL	PROJECTED
Deferred Tax Assets:	3/25/2011	3/31/2012
	(in US$)

Deferred tax assets, or DTAs
Operating Loss Carryforwards	25,621,552	13,319,151
Deferred Revenues	6,986,304	6,976,601
Exhibitor Option	3,605,280	—
Accruals, Reserves and allowances	9,197,347	10,761,900
Stock Compensation	4,440,560	11,035,865
Foreign tax credits	4,913,070	7,935,242
Intangible assets	453,661	528,065
Other	1,609,781	1,647,227
Gross DTAs	56,827,555	52,204,050

Deferred tax liabilities, or DTLs
Fixed assets	(9,493,239)	(7,830,152)
Partnership Interest	(357,595)	(1,253,466)
Unbilled Receivables	(3,781,850)	(3,768,359)
Other	(76,425)	(76,425)
Valuation Allowance	(43,180,506)	(39,655,381)
	(62,060)	(379,732)

As of the year ended March 25, 2011, the Company established and maintained a full valuation allowance against all of its domestic net deferred tax assets, since management had determined that at that time it was not more likely than not that the deferred tax assets would be realized.  The most significant piece of negative evidence at such time was that the Company remained in a three-year U.S. cumulative loss position. Per ASC 740, cumulative losses in recent years are cited as a significant piece of negative evidence that is difficult to overcome.  Given the significant weight accorded historical losses, the Company concluded that it was not more likely than not at that time that the deferred tax assets would be realized.

As of December 31, 2011, management reviewed available evidence, both positive and negative and could not conclude that it was more likely than not that the net deferred tax assets would be realized.  This analysis is outlined below.

ANALYSIS

Future reversals of existing taxable temporary differences (deferred tax liabilities)

The Company evaluated the existence of deferred tax liabilities that may offset deferred tax assets when assessing the need for a valuation allowance.  Certain deferred tax liabilities relate to non-US entities that may not offset the domestic deferred tax assets. The remaining domestic deferred tax liabilities were reviewed and it was determined that these differences will reverse prior to the statutory expiration of the domestic deferred tax assets.

Taxable income in prior eligible carryback year(s)

The Company does not have any carryback potential with respect to any of its domestic tax attributes as of the above balance sheet date for its DTAs

Tax-planning strategies

The Company has not identified any prudent and feasible tax planning strategies to prevent an operating loss or tax credit carryforward from expiring unused.

Future taxable income

The reliance on future taxable income is the most subjective of all sources of taxable income and requires significant judgment. All available evidence was considered, both positive and negative to conclude whether it is more likely than not that the Company may rely on its projections of future taxable income to support its position with regard to its valuation allowance.

The analysis focuses on what the Company determined are the most critical pieces of positive and negative evidence as discussed below:

Negative evidence

1.               The Company is in a three-year U.S. cumulative loss position as of December 31, 2011 as outlined below:

	ACTUAL			PROJECTED
	FY12 Q1	FY12 Q2	FY12 Q3	FY12 Q4

Domestic cumulative 3 year income (loss)

FY12 YTD	13,888,000	35,116,000	34,712,759	20,659,915

FY11	(5,777,874)	(5,777,874)	(5,777,874)	(5,777,874)

FY10	(41,365,418)	(41,365,418)	(41,365,418)	(41,365,418)

FY09 applicable quarters	(9,961,564)	(11,122,465)	(4,385,066)

cumulative income (loss)	(43,216,856)	(23,149,757)	(16,815,599)	(26,483,377)

2.               The Company is in a relatively new and volatile industry and future earnings are not certain

3.               Due to volatility, it is difficult to accurately forecast earnings

4.               The Company incurred a pretax loss of approximately $500k for the quarter ended December 31, 2011.

5.               The Company projects a domestic loss in the quarter ended March 31, 2012 of approximately $14m (as of the filing of the December 31, 2011 10Q).

Positive evidence

1.               The Company has domestic pretax income for the last 4 consecutive quarters and 5 out of the last 7 consecutive quarters.

2.               The Company has forecasted domestic income of approximately $13m for each of the next 2 fiscal years.

3.               The Company has acquired net operating loss carryforwards, the majority of which begin to expire in 2020.  The Company has supplementally provided to the Staff at Exhibit A hereto a schedule of net operating loss carryforwards together with their applicable expiration dates.

4.               The Company has organically created net operating loss carryforwards which begin to expire in 2026.

5.               The Company has foreign tax credit carryforwards that begin to expire in 2019.

CONCLUSION

The Company supplementally advises the Staff that it projects that it will realize approximately $3.5m of its deferred tax assets in FY12 as a result of current-year ordinary income. As prescribed by ASC 740-270-25-7, the corresponding release of its valuation allowance has been considered in determining the estimated FY12 effective tax rate.

In summary, the Company has concluded that the cumulative GAAP pretax losses from inception and for the three-year period ended December 31, 2011 is considered significant negative evidence that cannot be overcome by the positive evidence. Based on the consideration of all positive and negative evidence as of December 31, 2011, the Company cannot conclude that it is more likely than not that the domestic deferred tax assets as of December 31, 2011 will be realized. Therefore, a full valuation allowance will be maintained on the remaining net deferred tax assets as of December 31, 2011.

*   *   *

As requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (650) 815-2640 or to C. Thomas Hopkins at (310) 228-3735. Comments may also be sent via facsimile to (650) 815-4653.

Very truly yours,

/s/ Louis Lehot

Louis Lehot

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:                                 Michael V. Lewis, RealD Inc.

Andrew A. Skarupa, RealD Inc.

Craig Gatarz, Esq., RealD Inc.

Hunter Blum, RealD Inc.

C. Thomas Hopkins, Esq., Sheppard, Mullin, Richter & Hampton LLP